Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Receipt of NASDAQ Staff Determination; Company to Request Hearing

Ottawa, Canada, April 21, 2017  — DragonWave Inc. (TSX \ NASDAQ: DRWI) a global supplier of packet microwave radio systems for mobile and access networks, today announced that it has received a letter from the Nasdaq staff indicating that the company did not regain compliance with Nasdaq Listing Rule 5550(b)(1) due to the Company’s failure to maintain a minimum of $2,500,000 in shareholders’ equity (the “Minimum Shareholders’ Equity Requirement”) by the end of granted compliance period, which expired on April 17, 2017. As a result, the Company would be subject to delisting on May 1, 2017 unless it requests a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”).

The Company intends to request a hearing before the Panel at which it will present its plan of compliance and request a further extension of time. The Panel has the discretion to grant the Company up to an additional 180 calendar days from April 20, 2017 to regain compliance.

This request will automatically stay any delisting or suspension action pending the issuance of a final decision by the Panel, and the expiration of any further extension granted by the Panel. There can be no assurance that the Panel will ultimately grant an extension of the compliance period.

Trading of the Company’s securities under the symbol “DRWI” on the Toronto Stock Exchange, the Company’s primary listing, is not impacted by this decision.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding DragonWave’s intent to present a plan for compliance, as well as growth opportunities and the potential benefits of, and demand for, DragonWave’s products. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Investor Contact:
Nadine Kittle	Patrick Houston
Marketing Communications	CFO
DragonWave Inc.	DragonWave Inc.
nkittle@dragonwaveinc.com	phouston@dragonwaveinc.com
Tel: +1-613-599-9991 ext 2262	Tel: +1-613-599-9991 ext. 2278